  Exhibit 99.2

(An exploration and development company)

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

Deloitte.

Deloitte LLP
939 Granville Street
Vancouver BC V6Z 1L3
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fury Gold Mines Limited

**Opinion on the Financial Statements**
We have audited the accompanying consolidated statements of financial position of Fury Gold Mines Limited and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of loss and comprehensive loss, equity and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

***/s/ Deloitte LLP***

Chartered Professional Accountants
Vancouver, Canada
March 31, 2021

We have served as the Company's auditor since 2015.

Fury Gold Mines Limited
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
		At December 31	At December 31
	Note	2020	2019
Assets
Current assets:
Cash	5	$15,361	$660
Marketable securities	6	2,675	346
Amounts receivable		827	55
Prepaid expenses and deposits	8	785	651
		19,648	1,712
Non-current assets:
Restricted cash	5	165	115
Prepaid expenses and deposits	8	243	149
Property and equipment	7	1,222	1,272
Mineral property interests	9	160,772	39,714
		162,402	41,250
Total assets		$182,050	$42,962

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$3,280	$1,067
Flow-through share premium liability	11	7,644	7
Bridge loan	12	-	2,931
Advances received for exploration	4	316	-
Lease liability	10	55	-
		11,295	4,005
Non-current liabilities:
Lease liability	10	193	-
Provision for site reclamation and closure	13	4,290	2,134
Total liabilities		$15,778	$6,139

Equity:
Share capital	15	$294,710	$129,413
Share option and warrant reserve	16	11,521	9,992
Accumulated other comprehensive income		-	22
Deficit		(139,959)	(102,604)
Total equity		$166,272	$36,823
Total liabilities and equity		$182,050	$42,962

Contractual obligations (note 21)

Approved on behalf of the Board of Directors:

“Michael Timmins”	“Steve Cook”
President & Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31
	Note	2020	2019
Operating expenses:
Exploration and evaluation costs	14	$3,658	$4,222
Fees, salaries and other employee benefits		4,319	3,708
Insurance		448	309
Legal and professional fees		562	257
Marketing and investor relations		1,322	1,337
Office and administration		667	383
Regulatory, transfer agent and shareholder information		319	235
		11,295	10,451

Other expenses (income):
Unrealized net gain on marketable securities	6	(565)	(160)
Amortization of flow-through share premium	11	(453)	(867)
Finance expense related to bridge loan		259	150
Loss on amendment and extinguishment of bridge loan	12	224	-
Accretion of provision for site reclamation and closure	13	34	40
Interest and other income		(91)	(43)
Foreign exchange loss		60	31
		(532)	(849)
Loss from continuing operations before taxes		10,763	9,602
Deferred income tax recovery	23	-	(54)
Loss from continuing operations		10,763	9,548
Loss from discontinued operations	4i	3,490	4,385
Loss for the year		$14,253	$13,933

Other comprehensive (income) loss, net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency (gain) loss on translation of foreign operations		(23)	203
Other comprehensive (income) loss for the year		(23)	203
Total comprehensive loss for the year		$14,230	$14,136

Loss per share from continuing operations:
Basic and diluted loss per share	20	$0.13	$0.15
Loss per share:
Basic and diluted loss per share	20	$0.18	$0.22

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts)
	Number of common shares(1)	Share capital	Share option and warrant reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2018	61,068,264	$121,988	$6,937	$225	$(88,671)	$40,479
Comprehensive loss for the year	-	-	-	(203)	(13,933)	(14,136)
Shares issued pursuant to offering, net of share issue costs and flow-through liability	2,646,902	6,364	-	-	-	6,364
Share options exercised	625,797	1,061	(489)	-	-	572
Fair value of warrants issued, net of tax	-	-	144	-	-	144
Share-based compensation	-	-	3,400	-	-	3,400
Balance at December 31, 2019	64,340,963	$129,413	$9,992	$22	$(102,604)	$36,823

Comprehensive loss for the year	-	-	-	23	(14,253)	(14,230)
Distribution recognized upon disposition of Spincos (note 4i)	-	-	-	(45)	(23,102)	(23,147)
Shares issued pursuant to offering, net of share issue costs (note 15iv)	6,333,984	14,753	-	-	-	14,753
Shares issued upon conversion of amended bridge loan (note 12)	1,318,877	3,334	-	-	-	3,334
Shares issued pursuant to Alturas option (note 15ii)	743,187	3,036	-	-	-	3,036
Acquisition of Eastmain (note 4ii)	34,100,000	117,690	-	-	-	117,690
Shares issued pursuant to private placement, net of share issue costs and flow-through liability (note 15i)	7,750,000	13,982	-	-	-	13,982
Share options exercised (note 16)	3,228,182	12,489	(4,690)	-	-	7,799
Warrants exercised (note 16)	8,664	13	-	-	-	13
Fair value of share options and warrants issued, net of tax, for acquisition of Eastmain (note 4ii)	-	-	3,450	-	-	3,450
Share-based compensation (note 16)	-	-	2,769	-	-	2,769
Balance at December 31, 2020	117,823,857	$294,710	$11,521	$-	$(139,959)	$166,272

(1) Share information restated retroactively to reflect the share consolidation (note 3k).

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
		Years ended December 31
	Note	2020	2019
Operating activities:
Loss for the year from continuing operations		$(10,763)	$(9,548)
Adjusted for:
Interest and other income		(91)	(43)
Items not involving cash:
Unrealized net gain on marketable securities	6	(565)	(160)
Depreciation	7	252	252
Amortization of flow-through share premium	11	(453)	(867)
Finance expense related to bridge loan	12	259	150
Loss on amendment and extinguishment of bridge loan	12	224	-
Accretion of provision for site reclamation and closure	13	34	40
Share-based compensation	16	2,530	2,547
Other		12	(74)
Changes in non-cash working capital	18	(896)	285
Cash used in operating activities, continuing operations		(9,457)	(7,418)
Cash used in operating activities, discontinued operation	4i	(3,224)	(3,179)
Investing activities:
Interest received		91	43
Disposition of Peruvian projects to Spincos	4i	(12,781)	-
Acquisition of Eastmain, net of cash acquired	4ii	(1,403)	-
Transaction costs paid on behalf of Spincos	4i	(1,400)	-
Option payment received	9	150	-
Increase in restricted cash		(50)	-
Other		27	(23)
Cash (used in) provided by investing activities, continuing operations		(15,366)	20
Cash used in investing activities, discontinued operation	4i	(1,210)	(937)
Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs	15	19,885	6,976
Proceeds from issuance of flow-through shares	11	16,350	-
Proceeds from loan, net of transaction costs	12	-	2,979
Interest paid		(64)	-
Lease payments	10	(25)	-
Proceeds from share option and warrant exercises	16	7,812	572
Cash provided by financing activities, continuing operations		43,958	10,527
Effect of foreign exchange rate changes on cash		-	(6)
Increase (decrease) in cash		14,701	(993)
Cash, beginning of the year		660	1,653
Cash, end of the year	5	$15,361	$660

Supplemental cash flow information (note 18).

The accompanying notes form an integral part of these consolidated financial statements.
  Cash (used in) provided by investing activities, continuing operations

Fury Gold Mines Limited

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”), formerly Auryn Resources Inc. (“Auryn”), is a Canadian-focused exploration and development company, positioned in three prolific gold mining regions. The Company’s principal business activity is the acquisition, exploration, and development of resource properties in Canada and until October 2020, in Peru. At December 31, 2020, the Company had three flagship projects: Eau Claire in Québec, Homestake Ridge in British Columbia, and Committee Bay in Nunavut.

Prior to October 9, 2020, the Company also held secured rights to various mining concessions in southern Peru which included the Sombrero, Curibaya, and Huilacollo projects. These projects were transferred to two new companies, Tier One Silver Inc. and Sombrero Resources Inc. (collectively the “Spincos”), as part of an arrangement agreement to acquire Eastmain Resources Inc. (“Eastmain”) (note 4).

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The registered office is 595 Burrard Street, Suite 2600, Vancouver, British Columbia (“BC”), V7X 1L3, and the mailing address is 34 King Street East, Suite 900, Toronto, Ontario (“ON”), M5C 2X8.

Response to COVID-19

The effect of the COVID-19 pandemic on the Company’s operations has been varied. At the Company’s Eau Claire project in Québec, where drilling activities recently commenced, the Company has implemented COVID-19 screening for all site personnel prior to their arrival to limit the risk of infection in the camp. Although commercial flights between the Nemiscau Airport and Montreal have been halted as a result of COVID-19, the ability of Company personnel to access the Eau Claire property has not been materially impacted. Due to travel restrictions into Nunavut as well as to respect the local communities’ concerns over COVID-19, the Company informed stakeholders in the Committee Bay project that the Company would not conduct field operations in 2020.

Across Canada, public health officials have recommended precautions to mitigate the spread of the ongoing COVID-19 pandemic, especially in heavily populated areas, with provincial governments issuing orders that at certain times have required the closure of non-essential businesses and for people to remain at home. As a precaution, the corporate offices were temporarily closed at various times in 2020 and all employees supported to work remotely.

The situation in Canada with respect to the management of COVID-19 remains fluid and permitted activities are subject to change. The Company is continually reviewing the situation along with provincial and government guidelines and allowing work to be undertaken once it is confident that it is safe for its employees and stakeholders to do so. The Company continues to have full access to its properties in Canada and has managed to adequately stage its work sites for its planned programs. Additional measures have been taken to enhance the safety of employees and contractors at all active sites. These measures include limiting camp occupancy, additional sanitation stations, social distancing, and mandatory mask usage. The Company to date has not experienced problems with obtaining the supplies and staff needed for its exploration work and other work programs. The Company has continued to move forward with its planned exploration work, including drilling at the Eau Claire project.

All reporting and expenditure requirements at Committee Bay project and Gibson MacQuoid were extended for one year under the Nunavut COVID-19 relief program announced May 1, 2020. All reporting and expenditure requirements at Eau Claire were extended for one year under Québec’s COVID-19 relief program. At the Homestake Ridge project, all reporting and expenditure requirements have been extended until December 31, 2021 under section 66 of the Mineral Tenure Act (British Columbia).

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 2: Basis of presentation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2020. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and the former Standing Interpretations Committee (“SICs”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 31, 2021.

Basis of preparation and consolidation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 21). The presentation currency is the Canadian dollar; all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

On October 9, 2020, the Company consolidated the 112,340,434 common shares outstanding as of that date to 75,900,000 common shares. As such, all shares and per share data presented in the Company’s consolidated financial statements have been retroactively adjusted to reflect the share consolidation unless otherwise noted (note 3k).

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the Company’s returns.

The principal subsidiaries of the Company at December 31, 2020 were as follows:

Subsidiary	Place of incorporation	Functional currency	Beneficial interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD	100%
Eastmain Mines Inc. (“Eastmain Mines”) (1)	Canada	CAD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

(1) Company incorporated federally in Canada.

All intercompany balances and transactions have been eliminated.

Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

a)
Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each of its subsidiaries is the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

b)
Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statement of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

c)
Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

d)
Income taxes

The provision for income taxes and composition of income tax assets and liabilities require management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

e)
Business combinations versus asset acquisition

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, substantive processes, and outputs necessary to constitute a business as defined in IFRS 3 – Business combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Eastmain did not meet the criteria of a business combination; therefore, the transaction was accounted for as an asset acquisition (note 4ii).

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

f)
Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

The Company assessed whether the transfer of the Peruvian projects to the Spincos and distribution of all the shares of the Spincos to the Company’s shareholders resulted in a loss of control for the Company at the transaction date which would require the distribution of non-cash assets to be remeasured at fair value. The Company concluded that there was no change of common control because the shareholders retained their existing ownership of the Peruvian projects after the transfer; therefore, the distribution recognized in equity reflects the historical cost of the Peruvian assets.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

g)
Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statement of financial position by adjusting the reclamation asset and liability. Key assumptions included in the estimate of the reclamation obligations for the Company’s properties in Québec and Nunavut were as follows:

	Years ended December 31
	2020	2019
Risk-free interest rate	1.21%	1.76%
Annual inflation	2.0%	2.0%

h)
Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

IFRS also requires that an exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability or a part of it, be treated as an extinguishment of the original financial liability and the recognition of a new financial liability and, as such, judgment is applied in determining whether a modification is substantial.

Upon initial recognition of the bridge loan facility (“Bridge Loan”) and then again on the initial recognition of the amended bridge loan facility (note 12), management used the effective interest rate method to allocate a fair value to the debt component of the loan, with the residual amount allocated to the equity component. Upon completion of the amendment, management performed an assessment of whether the modification was substantial and thus should be treated as an extinguishment of the original financial liability and the recognition of a new financial liability. The assessment determined that the modification was substantial, and upon derecognition of the original loan, a loss of $159 was recognized in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020.

i)
Share-based compensation

The Company determines the fair value of share options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

j)
Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statement of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 3: Significant accounting policies

a)
Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on the basis of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its subsidiaries is the Canadian dollar. Amounts in these financial statements denominated in United States dollars are denoted as US$. The functional currency of the previously held Peruvian subsidiaries was the United States dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statement of loss and comprehensive loss for the period in which they arise.

b)
Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2020 and 2019, the Company did not have any cash equivalents.

c)
Property and equipment

Property and equipment is stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

●
Computer equipment             3 years

●
Machinery and equipment     5-10 years

●
Right-of-use assets                 useful life or the lease term, whichever is shorter

d)
Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities including, but not limited to, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, and payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statement of loss and comprehensive loss.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are expensed to the consolidated statement of loss and comprehensive loss.

The Company assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

e)
Cost-sharing structures

Pursuant to the Eastmain acquisition, the Company acquired a 36.7% interest in the Éléonore South Joint Venture (note 4ii, 9). The arrangement has been scoped out of IFRS 11 – Joint arrangements because the participants do not share joint control. Instead, the joint venture is accounted for as a cost-sharing structure. The Company records its proportionate share of the assets, liabilities, revenue, and expenses incurred by the joint venture in the Company’s consolidated financial statements. Intercompany transactions between the Company and the joint venture are eliminated to the extent of the Company’s interest.

f)
Leases

The Company assesses if a contract is or contains a lease at inception of the contract. Control is considered to exist if the contract conveys the right to control the use of an identified asset during the term of the lease. When a lease is identified, a right-of-use asset and a corresponding lease liability are recognized, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an expense in profit or loss on a straight-line basis.

Right-of-use assets, which are included in property and equipment, are recognized at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and decommissioning and restoration costs, less any lease incentives received. Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease or the Company’s incremental borrowing rate, if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease liability are:

●
fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●
variable payments that depend on an index or rate;

●
amount expected to be payable by the lessee under residual value guarantees;

●
exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

●
penalties for terminations, unless the Company is reasonably certain the options will not be exercised.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

g)
Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

h)
Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development, or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project as soon as the obligation to incur such costs arises, as well when changes in estimates occur year over year. These costs are charged to the statement of loss and comprehensive loss over the life of the operation through amortization and the unwinding of the discount in the provision.

i)
Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

j)
Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the statement of loss and comprehensive loss as the eligible expenditures are incurred.

k)
Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Share consolidation

On October 9, 2020, the Company consolidated the 112,340,434 common shares outstanding as of that date to 75,900,000 common shares in accordance with the terms of the Transaction. Shares reserved under the Company’s equity incentive plans and bonus warrants outstanding were adjusted to reflect the share consolidation. The Company then issued 34,100,000 common shares to the Eastmain shareholders to acquire Eastmain (note 4ii). All shares and per share data presented in the Company’s consolidated financial statements have been retroactively adjusted to reflect the share consolidation unless otherwise noted.

l)
Share-based compensation

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statement of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of loss and comprehensive loss over the remaining vesting period.

Equity instruments granted to non-employees are recorded in the consolidated statement of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in the share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

m)
Income taxes

Income tax reported in the consolidated statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

n)
Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statement of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss for which transaction costs are expensed in the period in which they are incurred.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

●
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash, restricted cash, amounts receivable, and deposits.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

●
the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI at December 31, 2020.

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to deficit.

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 21.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements, and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading, or designated as at FVTPL, are measured at amortized cost using the effective interest method.

The Company's financial liabilities measured at amortized cost primarily include accounts payable and accrued liabilities, and prior to its extinguishment, the Bridge Loan (note 21).

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

o)
Discontinued operation

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Resulting from the Transaction, the Company has classified the Peruvian properties as a discontinued operation and has presented them as such in the consolidated statement of loss and comprehensive loss and consolidated statement of cash flow. Comparative information has been restated to conform to the disclosure requirements.

p)
Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Foreign currency translation differences arising on translation of subsidiaries with a different functional currency are also included in other comprehensive loss. As of October 9, 2020, following the disposition of the Peruvian subsidiaries, Fury Gold does not have any foreign subsidiaries (note 4i).

q)
Changes in accounting standards

The Company has adopted the following amended accounting standards and policies effective January 1, 2020:

Amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued Amendments to IAS 1 and IAS 8 to clarify the definition of material in IAS 1 and align the definition across the standards. The amendments are not intended to alter the underlying concept of materiality in IFRS standards. The concept of “obscuring” material information with immaterial information has been included as part of the new definition. The threshold for materiality influencing users has been changed from “could influence” to “could reasonably be expected to influence”.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term “material” to ensure consistency.

The Company adopted the amendments to IAS 1 and IAS 8 effective January 1, 2020, which did not have a material impact on the Company’s consolidated financial statements.

Amendments to IFRS 3 – Business Combinations

In October 2018, the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive, and introduce an optional concentration test to permit a simplified assessment.

The Company applied the optional concentration test when performing an assessment of whether the acquisition of Eastmain comprised an asset acquisition or business combination. It was determined that the parameters of the concentration test were met; therefore, the transaction was determined to be an asset acquisition (note 4ii).

Amendments to IFRS 16 – Leases

To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19, the IASB proposed an amendment to IFRS 16 which provide lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted.

This amendment is not expected to have a significant impact to the Company’s consolidated financial statements as the Company has not received any COVID-19 related rent concessions as of the date of these consolidated financial statements.

New and amended standards not yet effective

Certain new accounting standards and interpretations have been issued but were not effective for the year ended December 31, 2020, and they have not been early adopted. The Company is currently assessing the new and amended standards’ impact on its consolidated financial statements; however, they are not expected to have a material impact on the Company’s current or future reporting periods.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income, or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted.

Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 – Inventories.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

The amendments also clarify the meaning of “testing whether an asset is functioning properly”. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income or loss, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line items in the statement of comprehensive income or loss include such proceeds and cost.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 4: Acquisition of Eastmain and formation of Fury Gold

On July 29, 2020, the Company, together with Eastmain, entered into a definitive Arrangement Agreement (the “Arrangement”) pursuant to which the Company would acquire all of the issued and outstanding shares of Eastmain. Eastmain’s principal asset is the 100%-owned Eau Claire gold project, located in James Bay, Québec. The Arrangement was contingent upon a corporate restructuring of the Company, together referred to as the “Transaction”. On October 5, 2020, the shareholders of both companies (Eastmain and the Company) approved the Transaction at the respective shareholder special meetings. Court approval from the British Columbia Supreme Court and the Ontario Superior Court of Justice was received on October 7, 2020, and the transaction closed on October 9, 2020 resulting in the formation of Fury Gold. The addition of the higher-grade Eau Claire project through the Eastmain acquisition provides the Company with an enhanced Canadian-focused portfolio of precious metals projects.

The Transaction comprised the following:

■
the Company transferred its Peruvian exploration assets to two new companies, Tier One Silver Inc. and Sombrero Resources Inc., and distributed all the shares of the Spincos to the Company’s shareholders (note 4i);

■
the Company consolidated its issued and outstanding common shares by approximately 10:6.76 such that the 112,340,434 million shares then outstanding were consolidated to 75,900,000 shares (note 3k);

■
completed the acquisition of Eastmain by issuing 34,100,000 shares of the Company to the Eastmain shareholders for total fair value of consideration of $124,169 (note 4ii), and the Company thereafter became Fury Gold; and

■
following completion of the Transaction, the Company received net proceeds of $21,482 (which includes flow-through share proceeds of $17,500) from a subscription receipt financing which resulted in the issuance of a further 7,750,000 common shares of the Company, bringing the Fury Gold shares outstanding to 117,750,000 shares (note 15i).

i.
Spin off of Peruvian exploration projects

The Company accounted for the transfer of the Peruvian exploration projects to the Spincos as a common control transaction based on the carrying value of the investments in the Peruvian subsidiaries and certain intercompany loans held by Fury Gold at the transaction date. This transfer is presented as a discontinued operation in the consolidated statement of loss and comprehensive loss and consolidated statement of cash flows for the year ended December 31, 2020; the comparative figures for 2019 have been restated to match this presentation.

The carrying value of the net assets derecognized by Fury Gold and transferred to the Spincos consisted of the following:

Net assets transferred
Cash	$12,781
Mineral property interests (note 9)	8,949
Other assets	277
Total assets	22,007
Accounts payable and accrued liabilities (1)	(260)
Total net assets	21,747
Acquisition costs paid on behalf of the Spincos	1,400
Total distribution to shareholders (2)	$23,147

(1) Accounts payable and accrued liabilities represents a $260 amount payable to Fury Gold by the Spincos.

(2) The distribution reflects the derecognition of the recorded carrying value of the investments in the Peruvian subsidiaries at October 9, 2020. The fair value of those entities upon distribution was assessed as $67.7 million.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

The components of loss from discontinued operations on the statement of loss and comprehensive loss for the transfer of the Peruvian projects to the Spincos are as follows:

	Years ended December 31
	2020	2019
Operating expenses:
Exploration and evaluation costs (note 14)	$2,892	$3,474
Fees, salaries and other employee benefits	243	240
Legal and professional fees	101	94
Office and administration	92	68
	3,328	3,876
Other expenses:
Project investigation costs	136	156
Impairment of mineral property interests (note 9)	-	337
Foreign exchange loss	26	16
	162	509
Loss from discontinued operations	$3,490	$4,385

The net cash flows from the transfer of the Peruvian projects included as part of the net cash flows from discontinued operations are as follows:

	Years ended December 31
	2020	2019

Net cash used in operating activities	$(3,224)	$(3,179)
Net cash used in investing activities	(1,210)	(937)
Net cash provided by financing activities	-	-

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

ii.
Acquisition of Eastmain

Following the completion of the Transaction, the Company, through its wholly owned subsidiaries, holds 100% interests in the Eau Claire gold project, the Eastmain Mine project, and nine other properties in the James Bay region of Québec. Additionally, the Company holds a 36.7% interest in the Éléonore South Joint Venture.

The Company concluded that the acquired assets and assumed liabilities of Eastmain did not constitute a business, and the acquisition of Eastmain was accounted for as an acquisition of an asset.

The purchase price of $124,169 was calculated on the basis of the market capitalization of Auryn on October 9, 2020, adjusted for the fair value of the Peruvian assets distributed to the Spincos as of that date. The fair value of the Peruvian assets was determined through a valuation assessment undertaken by an independent specialist. Calculation of the fair value required application of significant judgment with regards to the determination of the probability of economic recoverability (note 3i). Additionally, acquisition costs of $3,029 and the expense of $3,450 arising from 1,570,754 share options and 1,297,591 warrants issued to former Eastmain share option and warrant holders were included in the total purchase price.

The acquisition date fair value of the consideration paid consisted of the following:

Purchase price
Share consideration	$117,690
Share options and warrants	3,450
Total equity consideration	121,140
Transaction costs attributable to Fury Gold	3,029
Total cost of acquisition	$124,169

The fair value of the Company’s options and warrants issued were calculated using a Black-Scholes option pricing model with the following weighted average assumptions and inputs: (i) expected life – 1.9 years; (ii) weighted average expected volatility – 58%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 0.35%; (v) share price – C$0.25.

The purchase price was allocated to the fair value of Eastmain’s assets acquired and liabilities assumed as follows:

Net assets acquired
Cash	$413
Marketable securities (note 6)	1,662
Mineral property interests (note 9)	125,606
Other assets	705
Total assets acquired	128,386
Accounts payable and accrued liabilities	(1,203)
Flow-through share premium (note 11)	(590)
Advances received for exploration on Éléonore South JV	(316)
Provision for site reclamation and closure (note 13)	(1,849)
Other liabilities	(259)
Total liabilities assumed	(4,217)
Total net assets acquired	$124,169

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 5: Cash and restricted cash

	At December 31 2020	At December 31 2019
Components of cash and restricted cash:
Cash	$15,361	$660
Restricted cash	165	115
	$15,526	$775

Restricted cash balance includes an amount of $75 (December 31, 2019 – $75) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project. Restricted cash is classified as a non-current asset and is not available for use within one year of the date of the consolidated statement of financial position.

Note 6: Marketable securities

	At December 31 2020	At December 31 2019
Balance, beginning of year	$346	$186
Additions, upon acquisition of Eastmain (note 4ii)	1,662	-
Additions (note 9)	102	-
Unrealized net gains	565	160
Balance, end of the year	$2,675	$346

As part of the acquisition of Eastmain, the Company acquired certain shares and warrants in publicly traded entities. The change in fair value for the acquired securities has been calculated for the period from the acquisition date of October 9, 2020 to December 31, 2020 and is included in unrealized net gains.

Purchases and sales of marketable securities are accounted for as of the trade date.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 7: Property and equipment

 Property and equipment is recorded at cost, and at December 31, 2020 and 2019 was comprised as follows:

	Machinery and equipment	Office and computers	Total
Cost
Balance at December 31, 2018	$2,300	$-	$2,300
Currency translation adjustment	(2)	-	(2)
Balance at December 31, 2019	$2,298	$-	$2,298
Additions	-	259	259
Disposal of assets	(142)	-	(142)
Balance at December 31, 2020	$2,156	$259	$2,415

Accumulated depreciation
Balance at December 31, 2018	$(775)	$-	$(775)
Depreciation for the year	(252)	-	(252)
Currency translation adjustment	1	-	1
Balance at December 31, 2019	$(1,026)	$-	$(1,026)
Depreciation for the year	(235)	(17)	(252)
Disposal of assets	85	-	85
Balance at December 31, 2020	$(1,176)	$(17)	$(1,193)

Net book value
Balance at December 31, 2019	$1,272	$-	$1,272
Balance at December 31, 2020	$980	$242	$1,222

As part of the acquisition of Eastmain, the Company acquired certain property and equipment including machinery, computer hardware, and a right-of-use asset for a 5-year lease of office space that commenced on April 1, 2019 (note 4ii). Depreciation for the acquired assets has been calculated for the period from the acquisition date of October 9, 2020 to December 31, 2020. The corresponding lease liability is included in note 10.

The following table summarizes the changes in the right-of-use asset included in property and equipment:

Total
Balance at December 31, 2019	$-
Acquired, upon acquisition of Eastmain (note 4ii)	236
Depreciation for the year	(17)
Balance at December 31, 2020	$219

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 8: Prepaid expenses and deposits

	At December 31 2020	At December 31 2019
Prepaid expenses and deposits related to exploration and evaluation expenditures	$71	$359
Other prepaid expenses and deposits	957	441
Total prepaid expenses and deposits	1,028	800
Less: Prepaid expenses and deposits, non-current	243	149
Prepaid expenses and deposits, current	$785	$651

On October 9, 2020, the Company transferred the prepaid amounts of $163 (December 31, 2019 – $192) related to surface rights agreements in Peru to the Spincos pursuant to the Transaction (note 4i).

Note 9: Mineral property interests

The Company’s principal resource properties are located in Canada and prior to October 9,2020, in Peru (note 4).

Québec

Pursuant to the acquisition of Eastmain, the Company acquired interests in 12 properties within the James Bay district of Québec (note 4). The principal projects acquired were:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (“km”) northeast of Hydro Québec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, in the Eeyou Istchee James Bay Region of Québec. The property consists of map-designated claims totaling approximately 233 square kilometers (“km2”).

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay District of northern Québec, the property covers approximately 80 km2 of highly prospective terrain. In 2019, Benz Mining Corp (“Benz Mining”) entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in the Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. Upon completion of the first option to earn 75%, Benz Mining may acquire the remaining 25% interest upon payment of $1,000. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 75% of the Ruby Hill properties located to the west of the Eastmain Mine project.

During October 2020, the Company received option payments from Benz Mining totaling $150 in cash and Benz Mining shares with a fair value upon receipt of $102.

Éléonore South Joint Venture

The Éléonore South Joint Venture project consists of two separate blocks of map-designed claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Québec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a three-way joint venture agreement between Eastmain, Azimut Exploration Inc. (“Azimut”), and Goldcorp Canada Ltd, a wholly owned subsidiary of Newmont Corporation. Project ownership is based on participation in the funding of annual exploration programs. As such, the project is held by the joint operation partners approximately as follows: Fury Gold 36.7%;Goldcorp Canada Ltd 36.7%, and Azimut 26.6%. The Company is currently designated as operator.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt total 51,622 hectares collectively..

British Columbia

Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Iskut-Stewart-Kisault gold belt in northwestern British Columbia.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Costs capitalized as mineral property interests

The following is a continuity of the Company’s mineral property acquisition costs:

	Québec	Nunavut	British Columbia	Peru(3)	Total
Balance at December 31, 2018	$-	$18,871	$16,060	$4,141	$39,072
Additions	-	11	-	949	960
Impairment of mineral property interests (1)	-	-	-	(337)	(337)
Change in estimate of provision for site reclamation and closure (note 13)	-	203	-	-	203
Currency translation adjustment	-	-	-	(184)	(184)
Balance at December 31, 2019	$-	$19,085	$16,060	$4,569	$39,714
Additions	-	-	-	4,246	4,246
Eastmain acquisition, mineral property interests acquired (note 4ii)	125,606	-	-	-	125,606
Option payment received (2)	(252)	-	-	-	(252)
Dispositions (note 4i)	-	-	-	(8,949)	(8,949)
Change in estimate of provision for site reclamation and closure (note 13)	-	273	-	-	273
Currency translation adjustment	-	-	-	134	134
Balance at December 31, 2020	$125,354	$19,358	$16,060	$-	$160,772

(1) On February 7, 2020, the Company formally gave notice to the option holder of the Baños del Indio property that it was terminating the option agreement effective March 8, 2020. The Company had previously incurred a total of $337 (US$256) in option fees and other acquisition costs in relation to the Baños del Indio property, all of which were impaired as at December 31, 2019.

(2) During the fourth quarter of 2020, the Company received an option payment comprising $150 cash and 124,177 shares in Benz Mining with a fair value upon date of receipt of $102 for the Ruby Hill property.

(3) On October 9, 2020, the Peruvian operations were spun out to the Spincos as part of the Transaction (note 4i) and are disclosed as discontinued operations in the consolidated statement of loss and comprehensive loss and consolidated statement of cash flows.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 10: Lease liability

As part of the Eastmain acquisition, the Company acquired a right-of-use asset for a 5-year lease of office space that commenced on April 1, 2019. At the date of the acquisition, the right-of-use asset and corresponding lease liability were measured at fair value as part of the purchase price allocation (note 4ii).

The right-of-use asset is recorded in property and equipment (note 7), and the corresponding lease liability was as follows:

At December 31 2020
Balance, beginning of year	$-
Additions, upon acquisition of Eastmain (note 4ii)	259
Interest expense	14
Lease payments	(25)
Balance, end of the year	$248

Classified as:
Current	$55
Non-current	193
$248

	Under 1 year	Between 1 – 2 years	Between 3 – 5 years	Total
Remaining lease payments	$55	$70	$123	$248

Note 11: Flow-through share premium
 liability
Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

In July 2019, the Company completed a non-brokered flow-through private placement. The placement consisted of 633,334 flow-through common shares (pre-consolidation) priced at $3.00 per flow-through share (pre-consolidation) for gross proceeds of $1.9 million which were to be used exclusively for exploration on the Committee Bay project. The flow-through spending commitment was fulfilled.

In July 2020, in response to the economic impact of COVID-19, the Government of Canada extended the timelines for eligible expenditures from 24 to 36 months.

In September 2020, the Company completed an equity financing by raising gross proceeds of $23 million (the “September 2020 Offering”) through the issuance of 7,750,000 subscription receipts (the “Subscription Receipts”); gross proceeds were held in escrow until the completion of the Transaction on October 9, 2020. Out of the Subscription Receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17.5 million and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 Subscription Receipts were sold as non-flow-through for gross proceeds of $5.5 million and exchanged for Fury Gold common shares. The flow-through proceeds will be used for mineral exploration in Québec. The Company is committed to incur exploration expenditures before December 31, 2022 in the amount of $17.5 million, which was renounced to investors in December 2020.

As a result of the acquisition of Eastmain (note 4ii), the Company assumed a flow-through share premium liability of $590, representing the remaining expenditures to be incurred on the Québec projects before December 31, 2022, and which was renounced to investors in December 2020.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Flow-through funding and expenditures				Flow-through
	Québec	Nunavut	British Columbia	Total	premium liability
Balance at December 31, 2018	$-	$433	$737	$1,170	$317
Flow-through funds raised	-	1,900	-	1,900	557
Flow-through eligible expenditures	-	(2,309)	(737)	(3,046)	(867)
Balance at December 31, 2019	$-	$24	$-	$24	$7
Flow-through liability assumed	2,391	-	-	2,391	590
Flow-through funds raised	17,500	-	-	17,500	7,500
Flow-through eligible expenditures	(1,812)	(24)	-	(1,836)	(453)
Balance at December 31, 2020	$18,079	$-	$-	$18,079	$7,644

Note 12: Bridge loan

In 2019, the Company entered the Bridge Loan for $3 million with a private lender (the “Lender”). The Bridge Loan originally bore interest at 10%, payable annually or on repayment of the principal, and had a term of one year from the date of advancement (the “Maturity Date”). The Bridge Loan was secured by a first charge general security agreement over all of the Company’s present and future assets.

On February 5, 2020, concurrent with the closing of the first tranche of a non-brokered private equity placement (the “February 2020 Offering”) (note 15iv), the Company entered into a loan amendment (“Bridge Loan Amendment”) which provided mutual conversion rights to the Lender and the Company, and also reduced the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the Bridge Loan Amendment, the Lender had the right to convert the $3 million of principal that had been advanced to date and $123 of interest that had accrued into common shares at the price of $2.37 ($1.60 pre-consolidation) (the “Amended Bridge Loan”).

In accordance with IFRS 9, the Company derecognizes a financial liability when, and only when, its obligations are discharged, cancelled, or have expired, and at that time recognizes a gain or loss through the consolidated statement of loss and comprehensive loss, calculated as the difference between the carrying amount of the financial liability derecognized and the consideration paid. The exchange with the existing lender of one debt instrument for another debt instrument with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, if a substantial modification was made to the terms of an existing liability or part of it, such modification is also treated as an extinguishment of the original financial liability and the recognition of a new liability. The Company assessed the Bridge Loan Amendment and determined that it resulted in a substantial modification, being that there was a conversion feature for the full amount of the Amended Bridge Loan. As a result, it was necessary to derecognize the Bridge Loan and record the Amended Bridge Loan.

Consistent with the original accounting for the Bridge Loan, the Amended Bridge Loan was identified as a compound instrument with separate components, being the debt and the conversion feature, which were classified as a financial liability and an equity instrument, respectively. Again, the Company used the residual method to determine the allocation of the Amended Bridge Loan between the liability and equity component, by first determining the fair value of the debt, discounted at an effective interest rate of 18%, and allocating the residual value, net of deferred taxes, to the equity component.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

The following table reflects the carrying values of the liability and equity components of the Amended Bridge Loan on initial recognition:

	Liability component	Equity component	Total
Amended Bridge Loan	$2,912	$211	$3,123
Deferred tax impact	-	(57)	(57)
Impact on statement of financial position	$2,912	$154	$3,066

In relation to the derecognition of the Bridge Loan and the recording of the Amended Bridge Loan, a loss was recorded through the consolidated statement of loss and comprehensive loss calculated as follows:

Carrying value of Bridge Loan to be derecognized	$2,981
Amended Bridge Loan assumed, including transaction costs incurred	3,140
Loss on derecognition of Bridge Loan	$159

On July 7, 2020, the Amended Bridge Loan was converted to 1,318,877 (1,952,084 pre-consolidation) common shares at a price of $2.37 ($1.60 pre-consolidation) per share. Of the aggregate shares issued, 1,266,797 (1,875,000 pre-consolidation) of the shares were issued for the $3 million principal loan and 52,080 (77,084 pre-consolidation) were issued in satisfaction of the $123 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, that accrued at a rate of 5% per annum, was then settled in cash to the Lender.

Fair value of Amended Bridge Loan on initial recognition	$2,912
Finance expense	209
Finance expense paid in cash	(64)
Closing balance at July 7, 2020	$3,057

In relation to the derecognition of the Amended Bridge Loan as a result of conversion, a loss was recorded through the consolidated statement of loss and comprehensive loss calculated as follows:

Carrying value of Amended Bridge Loan to be derecognized	$3,057
Loss on extinguishment of Amended Bridge Loan	$65

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 13: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay and Eau Claire properties. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company’s projects are as follows:

■
Undiscounted cash flow obligation for site reclamation of $5,060 (December 31, 2019 – $2,658);

■
Expected timing of future cash flows is based on mining leases expiration, which is between the years 2026 and 2041;

■
Annual inflation rate of 2% (December 31, 2019 – 2%); and

■
Risk-free interest rate of 1.21% (December 31, 2019 – 1.76%).

The present value of the liability for the site reclamation and closure provision for the Company’s projects was as follows:

	Québec	Committee Bay	Total
Balance at December 31, 2018	$-	$1,891	$1,891
Accretion	-	40	40
Change in estimate	-	203	203
Balance at December 31, 2019	$-	$2,134	$2,134
Provision, assumed on acquisition of Eastmain (note 4ii)	1,849	-	1,849
Accretion	5	29	34
Change in estimate	-	273	273
Balance at December 31, 2020	$1,854	$2,436	$4,290

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 14: Exploration and evaluation costs

For the years ended December 31, 2020 and 2019, the Company’s exploration and evaluation costs were as follows:

	Québec	Nunavut	British Columbia	Total	Peru(1)
Assaying	$83	$118	$27	$228	$16
Exploration drilling	599	28	-	627	-
Camp cost, equipment and field supplies	163	245	28	436	340
Geological consulting services	124	2	194	320	291
Geophysical analysis	110	-	-	110	46
Permitting, environmental and community costs	-	54	69	123	1,372
Expediting and mobilization	-	5	-	5	10
Salaries and wages	506	369	116	991	543
Fuel and consumables	190	-	-	190	9
Aircraft and travel	98	-	2	100	53
Share-based compensation	383	116	29	528	212
Total for the year ended December 31, 2020	$2,256	$937	$465	$3,658	$2,892

	Québec	Nunavut	British Columbia	Total	Peru(1)
Assaying	$-	$163	$72	$235	$76
Exploration drilling	-	378	-	378	-
Camp cost, equipment and field supplies	-	336	149	485	278
Geological consulting services	-	145	200	345	568
Geophysical analysis	-	143	169	312	-
Permitting, environmental and community costs	-	189	61	250	1,182
Expediting and mobilization	-	102	26	128	27
Salaries and wages	-	614	174	788	427
Fuel and consumables	-	36	40	76	23
Aircraft and travel	-	703	187	890	110
Share-based compensation	-	218	117	335	783
Total for the year ended December 31, 2019	$-	$3,027	$1,195	$4,222	$3,474

(1) On October 9, 2020, the Peruvian operations were spun out to the Spincos as part of the Transaction (note 4i), and are disclosed as discontinued operations in the consolidated statement of loss and comprehensive loss and consolidated statement of cash flows.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 15: Share capital

Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Share issuances

i.
In September 2020, the Company issued 7,750,000 Subscription Receipts, the gross proceeds of which were held in escrow until subsequently exchanged for shares of the Company pursuant to completion of the Transaction on October 9, 2020. Out of the Subscription Receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17.5 million and were exchanged for Fury Gold common shares designated as flow-through shares (note 11), while 2,750,000 Subscription Receipts were sold as non-flow-through common shares for gross proceeds of $5.5 million and exchanged for Fury Gold common shares.

Share issue costs related to the September 2020 Offering totaled $1,518, which included $1,283 in commissions and $235 in other issuance costs. A reconciliation of the impact of the September 2020 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $3.50 per share	5,000,000	$17,500
Less: flow-through share premium liability (note 11)	-	(7,500)
Common shares issued at $2.00 per share	2,750,000	5,500
Cash share issue costs	-	(1,518)
Proceeds net of share issue costs	7,750,000	$13,982

ii.
On September 3, 2020, the Company issued 743,187 (1,100,000 pre-consolidation) common shares at a price of $4.29 ($2.90 pre-consolidation) per share as part of the consideration made for the purchase of the Alturas concessions in Sombrero.

iii.
On July 7, 2020, the Company converted the Amended Bridge Loan to 1,318,877 (1,952,084 pre-consolidation) common shares at a price of $2.37 ($1.60 pre-consolidation) per share. Of the aggregate shares issued, 1,266,797 (1,875,000 pre-consolidation) were issued for the $3 million principal loan and 52,080 (77,084 pre-consolidation) were issued in satisfaction of $123 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment (note 12).

iv.
On February 6, 2020, the Company closed the February 2020 Offering, a non-brokered private equity placement, for gross proceeds of $15 million which was closed in two tranches and consisted of 6,333,984 (9,375,000 pre-share consolidation) common shares priced at $2.37 ($1.60 pre-consolidation) per share.

Share issue costs related to the February 2020 Offering totaled $247, which included $59 in commissions and $188 in other issuance costs. A reconciliation of the impact of the February 2020 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $2.37 per share	6,333,984	$15,000
Cash share issue costs	-	(247)
Proceeds net of share issue costs	6,333,984	$14,753

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

v.
During the year ended December 31, 2020, 3,228,182 shares (post-consolidation) were issued as a result of share options and warrants being exercised with a weighted average exercise price of $2.42 for gross proceeds of $7,799. An amount of $4,690 attributed to these share options was transferred from the equity reserves and recorded against share capital.

Note 16: Share option and warrant reserves

Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the years ended December 31, 2020 and 2019, the Company recognized share-based compensation expense as follows:

	Years ended December 31
	2020	2019
Recognized in net loss from continuing operations and included in:
Exploration and evaluation costs	$528	$335
Fees, salaries and other employee benefits	2,002	2,212
	$2,530	$2,547
Recognized in net loss from discontinued operations	239	853
Total share-based compensation expense	$2,769	$3,400

During the year ended December 31, 2020, the Company granted 4,180,672 (December 31, 2019 – 3,295,000) share options to directors, officers, employees, and other service providers. The weighted average fair value per option of these share options was calculated as $1.08 (December 31, 2019 – $1.14) using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the years ended December 31, 2020 and 2019 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years ended December 31
	2020	2019
Risk-free interest rate	0.36%	1.59%
Expected dividend yield	Nil	Nil
Share price volatility	68%	62%
Expected forfeiture rate	0%	0%
Expected life in years	4.90	4.33

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

Share option plan

The Company maintains a rolling share option plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees, and other service providers. The share options vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

Eastmain’s 14.3 million outstanding share options as at October 9, 2020 were converted to 1.6 million of Fury Gold share options for a fair value of $1,890, pursuant to the Transaction (note 4ii).

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

The number of share options issued and outstanding and the weighted average exercise price, both of which were adjusted for the share consolidation which occurred on October 9, 2020 (note 3k), were as follows:

	Number of share options	Weighted average exercise price ($/option)(1)
Outstanding, December 31, 2018	4,192,253	$2.74
Granted	2,226,184	2.83
Exercised	(625,798)	0.92
Expired	(155,394)	3.45
Forfeited	(34,626)	2.80
Outstanding, December 31, 2019	5,602,619	$2.96
Granted	5,857,459	2.42
Exercised	(3,228,182)	2.42
Expired	(20,272)	2.90
Forfeited	(70,620)	2.61
Outstanding, December 31, 2020	8,141,004	$2.67

(1) The exercise price of issued share options prior to October 9, 2020 were adjusted downwards by $0.95, pursuant to the Transaction, reflecting the fair value of the Peruvian projects allocated to the Spincos. The above weighted average exercise prices were retrospectively adjusted to reflect this change.

As at December 31, 2020, the number of share options outstanding, adjusted for the share consolidation which occurred on October 9, 2020 (note 3k), was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	1,596,218	1.68	3.91	1,418,418	1.49	3.74
$2.05 – $5.31	6,308,503	2.68	3.46	3,334,753	2.90	2.26
$7.54 – $9.86	207,113	8.60	1.06	207,113	8.60	1.06
$12.94	29,170	12.94	0.32	29,170	12.94	0.32
	8,141,004	2.67	3.48	4,989,454	2.80	2.62

Share purchase warrants

As part of the acquisition of Eastmain, 11.1 million warrants were converted to 1.3 million of Fury Gold warrants for a fair value of $1,560 (note 4ii).

On September 12, 2019, the Company issued 337,813 (500,000 pre-consolidation) warrants in connection with the Bridge Loan (note 12). The warrants have a term of three years from the date of issue and each warrant is exercisable into one common share of the Company at a price of $2.96 ($2.00 pre-consolidation) per common share. As the Bridge Loan was identified as a compound instrument with debt and equity components, the fair value of the share purchase warrants was determined as the residual value net of deferred taxes after the fair value of the debt component was determined.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

The number of share purchase warrants outstanding at December 31, 2020, adjusted for the share consolidation which occurred on October 9, 2020 (note 3k), was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding at December 31, 2018	-	$-
Issued	337,813	2.96
Outstanding at December 31, 2019	337,813	$2.96
Issued	1,297,591	1.33
Exercised	(8,664)	1.46
Outstanding at December 31, 2020	1,626,740	$1.66

The following table reflects the warrants issued and outstanding as of December 31, 2020:

Expiry date	Warrants outstanding	Exercise price ($/share)
May 8, 2021	541,744	1.46
October 24, 2021	334,993	1.37
March 6, 2022	189,613	1.11
March 9, 2022	222,577	1.11
September 12, 2022	337,813	2.96
Total	1,626,740	1.66

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 17: Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Related parties

	Years ended December 31
	2020	2019
Universal Mineral Services Ltd.(1)
Exploration and evaluation costs:
Québec	$157	$-
Nunavut	200	301
British Columbia	106	154
Peru	152	221
Fees, salaries and other employee benefits	284	346
Insurance	-	3
Legal and professional fees	12	2
Marketing and investor relations	141	85
Office and administration	460	327
Project investigation costs	170	44
Total transactions for the year	$1,682	$1,483

(1) Universal Mineral Services Ltd. (“UMS”) is a private company with one director in common, Mr. Ivan Bebek. UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

The outstanding balance owing at December 31, 2020, was $109 (December 31, 2019 – $235) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at December 31, 2020 (December 31, 2019 – $150) which is included in prepaid expenses and deposits.

Key management personnel

Pursuant to the Transaction and the creation of the Company, key management personnel was redefined to include Fury Gold’s board of directors and certain executive officers of the company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s directors and other key management personnel was as follows:

	Years ended December 31
	2020	2019
Short-term benefits provided to executives (1)(2)	$1,985	$1,469
Directors’ fees paid to non-executive directors	313	154
Share-based payments (2)	1,998	2,244
Total (3)	$4,296	$3,867

(1) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

(2) As a result of the Transaction and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold. For the period from October 9, 2020 to December 31, 2020, $79 of short-term benefits and $283 of share-based payment expense was recognized in respect of these transition arrangements.

(3) The renumeration for key management personnel in the table is the combined total for both continuing operations and the discontinued operation of the Peru properties transferred to the Spincos (note 4i).

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 18: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Years ended December 31
	2020	2019
Amounts receivable	$(582)	$3
Prepaid expenses and deposits	(242)	100
Accounts payable and accrued liabilities	(72)	182
Changes in non-cash working capital	$(896)	$285

Note 19: Segmented information

The results of the operating segments are reviewed by the Company’s key decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets at December 31, 2020 and 2019 was as follows:

	Canada	Peru(1)	Total
Restricted cash	$165	$-	$165
Prepaid expenses and deposits, non-current	243	-	243
Property and equipment, net	1,222	-	1,222
Mineral property interests	160,772	-	160,772
Balance at December 31, 2020	$162,402	$-	$162,402

	Canada	Peru(1)	Total
Restricted cash	$115	$-	$115
Prepaid expenses and deposits, non-current	-	149	149
Property and equipment, net	1,202	70	1,272
Mineral property interests	35,145	4,569	39,714
Balance at December 31, 2019	$36,462	$4,788	$41,250

 (1) On October 9, 2020, the Peruvian operations were spun out to the Spincos as part of the Transaction (note 4i), and are disclosed as discontinued operations in the consolidated statement of loss and comprehensive loss and consolidated statement of cash flows.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Note 20: Loss per share

For the years ended December 31, 2020 and 2019, the weighted average number of shares outstanding and loss per share from continuing operations, adjusted for the share consolidation which occurred on October 9, 2020 (note 3k), were as follows:

	Years ended December 31
	2020	2019
Loss for the year from continuing operations	$10,763	$9,548
Loss for the year	14,253	13,933
Weighted average number of shares outstanding	80,397,193	63,487,241
Basic and diluted loss per share from continuing operations	$0.13	$0.15
Basic and diluted loss per share	$0.18	$0.22

All of the outstanding share options and share purchase warrants at December 31, 2020 and 2019 were anti-dilutive for the years then ended as the Company was in a loss position.

Note 21: Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, accounts payable and accrued liabilities, and prior to its extinguishment, the Bridge Loan (note 12). The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial assets and liabilities by categories

	At December 31, 2020			At December 31, 2019
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$15,361	$-	$15,361	$660	$-	$660
Marketable securities	-	2,675	2,675	-	346	346
Deposits	243	-	243	218	-	218
Total financial assets	15,604	2,675	18,279	878	346	1,224
Accounts payable and accrued liabilities	3,280	-	3,280	1,067	-	1,067
Bridge loan	-	-	-	2,931	-	2,931
Total financial liabilities	$3,280	$-	$3,280	$3,998	$-	$3,998

Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

The Company’s financial instruments measured at fair value on a recurring basis as at December 31, 2020 and 2019 were as follows:

At December 31	2020		2019
	Level 1	Level 2(1)	Level 1	Level 2
Cash	$15,361	$-	$660	$-
Marketable securities	2,165	510	346	-

(1) Marketable securities included in level 2 include warrants that are valued using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

During the year ended December 31, 2020, there were no financial assets or financial liabilities measured and recognized on the consolidated statement of financial position at fair value that would be categorized as level 3 in the fair value hierarchy.

Financial instruments and related risks

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at December 31, 2020, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project development plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration and development activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration and development programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at December 31, 2020, the Company had unrestricted cash of $15,361 (December 31, 2019 – $660), working capital of $8,353 (December 31, 2019 – working capital deficit of $2,293), which the Company defines as current assets less current liabilities, and an accumulated deficit of $139,959 (December 31, 2019 – $102,604). The Company notes that the flow-through share premium liability, which reduced the Company working capital by $7,644, is not settled through cash payment. Instead, the flow-through share premium liability will be drawn down as the Company incurs exploration expenditures for the Eau Claire project. During the year ended December 31, 2020, Fury Gold incurred a loss of $14,253 (December 31, 2019 – $13,933) and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2020
Accounts payable and accrued liabilities	$3,280	$-	$-	$3,280
Québec flow-through expenditure requirements	-	18,079	-	18,079
Undiscounted lease payments	179	358	225	762
Total	$3,459	$18,437	$225	$22,121

Additionally, the Company is obligated to pay in perpetuity an annual payment of $50 pursuant to certain royalty arrangements on the Homestake Ridge project.

The Company also makes certain payments arising on mineral claims and leases on an annual or biannual basis to ensure the properties remain in good standing. In 2021, the Company estimates expenditures of $470 in respect of these claims and leases at the Company’s projects.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.
Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at December 31, 2020 and December 31, 2019, the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

At December 31	2020	2019
Financial assets denominated in foreign currencies	$399	$55
Financial liabilities denominated in foreign currencies	(41)	(80)
	$(358)	$(25)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.
Price risk

The Company holds certain investments in marketable securities (note 6) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statement of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year.

A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

Note 22: Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue acquisition, exploration, and development of resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets, or adjust the amount of cash and investments.

In order to maximize ongoing development efforts, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements.

The capital of the Company was determined as follows:

	Years ended December 31
	2020	2019
Equity	$166,272	$36,823
Bridge loan	-	2,931
	166,272	39,754
Less: cash	(15,361)	(660)
	$150,911	$39,094

The Company expects its capital resources to support its current forecasted project expenditures at the Eau Claire project and other corporate activities; however, the Company’s ability to undertake further project expansionary plans at the Committee Bay project and the Homestake Ridge project are dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Note 23: Income taxes

Income tax recovery provision

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	Years ended December 31
	2020	2019
Loss before income taxes	$(10,763)	$(9,602)
Canadian federal and provincial income tax rates	27%	27%
Expected income tax recovery	(2,906)	(2,593)
Increase (decrease) in income tax recovery resulting from:
Spin-out transaction	8,650	-
Acquisition of Eastmain	(7,838)	-
Share-based compensation	683	918
Share issuance costs	(462)	(63)
Adjustment to tax estimates	(22)	151
Amortization of flow-through share premium	(120)	(234)
Flow-through expenditures renunciation	489	822
Difference in future and foreign tax rates	234	-
Other	55	(1,202)
Increase in unrecognized tax asset	1,237	2,147
Income tax recovery	$-	$(54)

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)

Significant components of deferred tax asset and liabilities are:

	December 31 2019	Net loss	Equity	December 31 2020
Deferred income tax assets
Non-capital losses carried forward	$15,076	$4,770	$-	$19,846
Capital losses carried forward	45	37	-	82
Share issuance costs and CEC	656	177	-	833
Investments	57	(13)	-	44
Site reclamation obligations	576	561	-	1,137
Property and equipment	259	53	-	312
Mineral property interests	7,823	(3,838)	-	3,985
Capital lease obligation	-	66	-	66
Peruvian Value Added Tax Receivable	402	(402)	-	-
Foreign exchange on intercompany	6	(6)	-	-
	24,900	1,405	-	26,305
Deferred income tax liabilities
Property and equipment	-	(52)	-	(52)
Mineral property interests	(913)	36	-	(877)
Investments	-	(196)	-	(196)
Bridge loan	(44)	44	-	-
Net deferred tax assets	23,943	1,237	-	25,180

Unrecognized deferred tax assets	(23,943)	(1,237)	-	(25,180)

Net deferred tax balance	$-	$-	$-	$-

	December 31 2018	Net loss	Equity	December 31 2019
Deferred Income tax assets
Non-capital losses carried forward	$13,690	$1,386	$-	$15,076
Capital losses carried forward	45	-	-	45
Share issuance costs and CEC	913	(320)	63	656
Investments	79	(22)	-	57
Site reclamation obligations	511	65	-	576
Property and equipment	197	62	-	259
Mineral property interests	7,061	762	-	7,823
Peruvian Value Added Tax Receivable	355	47	-	402
Foreign exchange on intercompany	(104)	110	-	6
	22,747	2,090	63	24,900
Deferred income tax liabilities
Mineral property interests	(951)	38	-	(913)
Bridge loan	-	10	(54)	(44)
Net deferred tax assets	21,796	2,138	9	23,943

Unrecognized deferred tax assets	(21,796)	(2,084)	(63)	(23,943)

Net deferred tax balance	$-	$54	$(54)	$-

The Company has accumulated non-capital losses of approximately $75,864 (December 31, 2019 – $54,468) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital losses will, if unused, expire between 2024 and 2041. The Company has not recognized any deferred tax assets at December 31, 2020 in respect of these non-capital losses due to the uncertainty that future operations will generate sufficient taxable income to utilize these non-capital losses.

The Company has nil accumulated capital losses (December 31, 2019 – $661) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

Fury Gold Mines Limited Notes to the 2020 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)